February 3, 2011

There is Always Something

The stock market has started the New Year on a positive note but we have taken a decisively more conservative stance within our stock Growth & Income Fund. We have been accumulating cash and lowering the overall risk in the portfolio.

Given the year-end strong rally for the stock market, individual stocks are now no longer as cheap as they were just six months ago. As a result, the stock market has become increasingly more vulnerable to bad news... and there is no shortage of that. My normally optimistic outlook has been tempered by mounting global fear with food, oil and raw material prices soaring out of sight. Egypt seems to be spinning out of control and we can only hope that there isn't a domino effect causing additional turmoil in an already tortured Middle East. Add all this to the budget nightmares of Federal, State and local governments, and you can see that "there is always something" to worry about.

I want to make it clear that like all previous (real or perceived) stock market fears, my concerns over inflation, the Middle East, and government spending will fade. I believe when we reach the end of the year, eleven months from now, the stock market will be higher. It is not difficult to see returns being in the double digits like last year. We are simply concerned with how events will unfold.

Interest Rates / Income Fund

Returns from the Income Fund have been fairly flat for the last several months. This has been in an environment where interest rates continue to creep up.
Our goal in the Income Fund is to preserve capital and provide returns better than those you could get in money market funds or CD's. To that end, I feel confident we will again be successful in delivering good returns.

1099 / Tax Forms

This is the time of year where we are all looking for the tax information required to complete our tax returns. Some of the 1099-R's that are related to IRA accounts have been mailed. The other 1099's associated with regular accounts will not be mailed until February 15th. The Government is requiring additional information in the 1099's and is therefore giving mutual funds and brokerage firms additional time to prepare the statements.

Warm Regards,

Dick McCormick

NAV Value as of 2/2/10:

Elite Income Fund - $10.46
Growth & Income - $15.50